

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

Emi Kigo
Capital Strategy and Affiliated Companies Finance Division
TOYOTA MOTOR CORP/
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **Re: TOYOTA MOTOR CORP/**
> **Form 20-F for the Year Ended March 31, 2022**
> **File No. 001-14948**

Dear Emi Kigo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Masahisa Ikeda